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                            December 6, 2021

       Stephanie L. Gill
       Chief Legal Counsel and Corporate Secretary
       Vertiv Holdings Co
       1050 Dearborn Drive
       Columbus, Ohio 43085

                                                        Re: Vertiv Holdings Co
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2021
                                                            File No. 333-261268

       Dear Ms. Gill:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed November 22, 2021

       General

   1. Please tell us how you have complied, or intend to comply, with the requirements of Rules
                                                        3-05 and 11-01 of
Regulation S-X as they relate to your acquisition of E&I which was consummated on November
1, 2021. Alternatively, provide us with your calculations
                                                        supporting a conclusion
that you are not required to provide the information in this Form
                                                        S-3.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Stephanie L. Gill
Vertiv Holdings Co
December 6, 2021
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal
Branch Chief, at 202-551-3397 with any questions.



                                                             Sincerely,
FirstName LastNameStephanie L. Gill
                                                             Division of
Corporation Finance
Comapany NameVertiv Holdings Co
                                                             Office of
Manufacturing
December 6, 2021 Page 2
cc:       David J. Miller
FirstName LastName